GRAPHIC OMITTED Grupo Financiero Galicia

                                                      Buenos Aires, June 4, 2009

To the
Comision Nacional de Valores (National Securities Commission)

                                         Ref.: CNV Regulations - Material Event.

Dear Sirs,

          We are writing to you in order to comply with the regulations set forth by the above-mentioned National Securities Commission. In that regard, we hereby inform you that today the Company cancelled the Ps. 97 million loan granted to us by Sudamericana Holding S.A.

          In order to make the above-mentioned prepayment, the Company used funds granted by the issuance of Notes, for which the Subscription Period ended on June 2, 2009.

          Yours faithfully,


                                   Pedro Alberto Richards
                                  Head of Market Relations